UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended June 30, 2011
Commission File Number 001—32945
WNS (HOLDINGS) LIMITED
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)
Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikhroli (W)
Mumbai 400 079, India
+91-22-4095-2100
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE	4

EXHIBIT INDEX	5

EX-99.1 Earnings release of WNS (Holdings) Limited dated July 21, 2011.

Other Events
On July 21, 2011, WNS (Holdings) Limited issued an earnings release announcing its fiscal first quarter ended June 30, 2011 results. A copy of the earnings release dated July 21, 2011 is attached hereto as Exhibit 99.1.
Exhibit

99.1	Earnings release of WNS (Holdings) Limited dated July 21, 2011.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.
Date: July 21, 2011

WNS (HOLDINGS) LIMITED
By:	/s/ Alok Misra
Name:	Alok Misra
Title:	Group Chief Financial Officer

EXHIBIT INDEX

99.1	Earnings release of WNS (Holdings) Limited dated July 21, 2011.

5